

May 20, 2022

Joy Yi Hua
Chief Executive Officer
Acri Capital Acquisition Corp
13284 Pond Springs Rd, Ste 405
Austin, Texas 78729

      Re: Acri Capital Acquisition Corp
          Amended Registration Statement on Form S-1
          Filed May 18, 2022
          File No. 333-263477

Dear Ms. Hua:

We have limited our review of your registration statement to those issues we have addressed in our comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amended Registration Statement on Form S-1

Management, page 105

1.   To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila E. Zhou, Esq.